

November 27, 2012

Via E-mail
Matthew Worrall
Chief Executive Officer
Amerilithium Corp.
871 Coronado Center Dr., Suite, 200
Henderson, Nevada 89052

      Re: Amerilithium Corp.
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed November 21, 2012
               File No. 333-155059

Dear Mr. Worrall:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note in your response to comment 1 in our letter dated November 8, 2012 that you have forward incorporated by reference to any filings that you make with the SEC in the future, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the Special Meeting has been held. Since you do not appear to meet the requirements of Item 13(b)(1) of Schedule 14A, please revise to remove your forward incorporation by reference. Please refer to Item 13(b)(1) and Note E to Schedule 14A.

2.   We note your response to comment 3 in our letter dated November 8, 2012, and we reissue the comment. Please provide us with your basis for not holding annual meetings in the past. If you have not relied on any provision of state law, revise your proxy statement to briefly describe the potential consequences of not holding annual meetings and whether and when you intend to hold annual meetings in the future. Also, please revise your proxy statement for consistency regarding whether this meeting is an annual or special meeting. To this extent, we note your references on page 1 and 2 to an annual

meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Lawrence Metelitsa
        Lucosky Brookman LLP